As filed with the Securities and Exchange Commission on September 14, 2012


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                                        File No. 812-13895

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In the matter of

First Trust Exchange-Traded Fund
First Trust Exchange-Traded Fund II
First Trust Exchange-Traded Fund III
First Trust Exchange-Traded Fund IV
First Trust Exchange-Traded Fund V
First Trust Exchange-Traded Fund VI
First Trust Exchange-Traded AlphaDEX(R) Fund
First Trust Exchange-Traded AlphaDEX(R) Fund II
First Trust Series Fund
First Defined Portfolio Fund, LLC
First Trust Variable Insurance Trust
First Trust Advisors L.P. and
First Trust Portfolios L.P.
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Amendment No. 3 to an Application for an Order under Section 12(d)(1)(J) of the
Investment Company Act of 1940, as amended (the "1940 Act"), for exemptions from Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the 1940 Act, under
Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act, and under Section 6(c) of the 1940 Act for an exemption from Rule 12d1-2(a) under the 1940 Act.

All communications, notices and orders to:

First Trust Exchange-Traded Fund                          Eric F. Fess
First Trust Exchange-Traded Fund II                       Felice R. Foundos
First Trust Exchange-Traded Fund III                      Suzanne M. Russell
First Trust Exchange-Traded Fund IV                       Chapman and Cutler LLP
First Trust Exchange-Traded Fund V                        111 West Monroe
First Trust Exchange-Traded Fund VI                       Chicago, IL  60603
First Trust Exchange-Traded AlphaDEX(R) Fund
First Trust Exchange-Traded AlphaDEX(R) Fund II
First Trust Series Fund
First Defined Portfolio Fund, LLC
First Trust Variable Insurance Trust
First Trust Advisors L.P.
First Trust Portfolios L.P.
120 East Liberty Drive, Suite 400
Wheaton, IL  60187
Attn:  W. Scott Jardine


                    Page 1 of 44 sequentially numbered pages


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In the matter of:                                )  AMENDMENT NO. 3 TO AN
                                                 )  APPLICATION FOR AN ORDER
First Trust Exchange-Traded Fund                 )  UNDER SECTION 12(D)(1)(J)
First Trust Exchange-Traded Fund II              )  OF THE INVESTMENT COMPANY
First Trust Exchange-Traded Fund III             )  ACT OF 1940, AS AMENDED
First Trust Exchange-Traded Fund IV              )  (THE "1940 ACT"), FOR
First Trust Exchange-Traded Fund V               )  EXEMPTIONS FROM SECTIONS
First Trust Exchange-Traded Fund VI              )  12(D)(1)(A), 12(D)(1)(B)
First Trust Exchange-Traded AlphaDEX(R) Fund     )  AND 12(D)(1)(C) OF THE
First Trust Exchange-Traded AlphaDEX(R) Fund II  )  1940 ACT, UNDER SECTIONS
First Trust Series Fund                          )  6(C) AND 17(B) OF THE
First Defined Portfolio Fund, LLC                )  1940 ACT FOR AN EXEMPTION
First Trust Variable Insurance Trust             )  FROM SECTION 17(A) OF THE
First Trust Advisors L.P. and                       1940 ACT, AND UNDER
First Trust Portfolios L.P.                         SECTION 6(C) OF THE 1940
                                                    ACT FOR AN EXEMPTION FROM
                                                    RULE 12d1-2(A) UNDER THE
                                                    1940 ACT



I. INTRODUCTION

      First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust Exchange-Traded Fund III, First Trust Exchange-Traded Fund IV, First Trust Exchange-Traded Fund V, First Trust Exchange-Traded Fund VI, First Trust Exchange-Traded AlphaDEX(R) Fund and First Trust Exchange-Traded AlphaDEX(R) Fund II (each an "ETF Trust"), First Trust Series Fund (the "Series Trust"), First Defined Portfolio Fund, LLC ("First Defined"), First Trust Variable Insurance Trust (the "Variable Insurance Trust" and, together with First Defined, the Series Trust and the ETF Trusts, the "Acquiring Companies"), First Trust Advisors L.P. (the "Advisor") and First Trust Portfolios L.P. (the "Distributor" and, together with the Advisor and the Acquiring Companies, the "Applicants")(1) hereby submit this amended application (this "Application") for an order of the U.S. Securities and Exchange Commission (the "Commission") as described below. The Applicants request that the order apply not only to any existing series of the Acquiring Companies, but that the order also extend to any future series of the Acquiring Companies, and any other existing or future registered open-end management investment companies and any series thereof that are part of the same group of investment companies, as defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (the "1940 Act"), as the Acquiring Companies and are, or may in the future be, advised by the Advisor or any other investment adviser controlling, controlled by, or under common control with the Advisor (together with the existing series of the Acquiring Companies, each series a "Fund," and collectively, the "Funds").

     The Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the 1940 Act exempting them from the limitations set forth in Sections 12(d)(1)(A), (B) and (C) of the 1940 Act to the extent necessary to


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(1)   All references herein to the term "Advisor" include successors-in-interest to the Advisor. A successor-in-interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.


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permit: (1) a Fund (each a "Fund of Funds," and collectively, the "Funds of
Funds") to acquire shares of registered open-end management investment companies (each an "Unaffiliated Open-End Investment Company"), registered closed-end management investment companies, "business development companies", as defined by
Section 2(a)(48) of the 1940 Act ("business development companies")(2)(each registered closed-end management investment company and each business development company, an "Unaffiliated Closed-End Investment Company" and, together with the Unaffiliated Open-End Investment Companies, the "Unaffiliated Investment Companies"), and registered unit investment trusts ("UITs") (the "Unaffiliated Trusts," and together with the Unaffiliated Investment Companies, the "Unaffiliated Funds"), in each case, that are not part of the same "group of investment companies"(3) as the Funds of Funds; (2) the Unaffiliated Funds, their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the "1934 Act") ("Broker") to sell shares of such Unaffiliated Funds to the Funds of Funds; (3) the Funds of Funds to acquire shares of other registered investment companies, including open-end management investment companies and series thereof, closed-end management investment companies and UITs, as well as business development companies (if any), in the same group of investment companies as the Funds of Funds (collectively, the "Affiliated Funds," and, together with the Unaffiliated Funds, the "Underlying Funds"(4); and (4) the Affiliated Funds, their principal underwriters and any Broker to sell shares of the Affiliated Funds to the Funds of Funds. The


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(2)   While business development companies are not required to
      register under the 1940 Act, they are subject to the provisions of Sections 55 through 65 thereof. The Applicants do not believe that investments in business development companies present any particular considerations or concerns that may be different from those presented by investments in registered closed-end investment companies. Shares of business development companies, like shares of registered closed-end investment companies, are traded on a national securities exchange, thereby providing investors with the same degree of liquidity as other publicly traded investments. In addition, business development companies are registered under the Securities Exchange Act of 1934, as amended, and their shares are registered under the Securities Act of 1933, as amended, and are subject to all registration and reporting requirements under those two statutes. Accordingly, the Applicants do not believe, for purposes of the relief requested herein, there are any fundamentally different issues between investments in business development companies and investments in registered closed-end investment companies. With respect to investments in business development companies, Applicants only seek an exemption from
      Section 12(d)(1)(A) of the 1940 Act, not Section 12(d)(1)(C). The exemption that Applicants are seeking from Section 12(d)(1)(B) of the 1940 Act would apply to sales of shares of business development companies.

(3)   For purposes of the request for relief from Sections 12(d)(1)(A), (B), and
      (C) of the 1940 Act, the term "group of investment companies" means any two or more registered investment companies, including closed-end investment companies, that hold themselves out to investors as related companies for purposes of investment and investor services.

(4) A Fund of Funds may invest in Unaffiliated Funds and/or Affiliated Funds. In addition, certain of the Underlying Funds currently pursue, or may in the future pursue, their investment objectives through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the 1940 Act. Each Fund of Funds may invest in an Underlying Fund that operates as a feeder fund in a master-feeder arrangement. In accordance with Condition 12, a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the same "group of investment companies" as its corresponding master fund or the Fund of Funds. If a Fund of Funds invests in an Affiliated Fund that operates as a feeder fund and the corresponding master fund is not within the same "group of investment companies" as the Fund of Funds and Affiliated Fund, the master fund would be an Unaffiliated Fund for purposes of this Application and its conditions.)

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Applicants also request that the Commission issue an order under Sections 6(c)
and 17(b) of the 1940 Act exempting the transactions described in (1) through
(4) above from Section 17(a) of the 1940 Act to the extent necessary to permit such purchases and redemptions by the Funds of Funds of shares of the Underlying Funds and to permit sales and redemptions by the Underlying Funds of their shares in transactions with the Funds of Funds, as and to the extent described in this Application.(5) Certain of the Underlying Funds may be registered under the 1940 Act as either UITs or open-end management investment companies and have obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices and, accordingly, to operate as exchange-traded funds (collectively, "ETFs" and each, an "ETF").

     The Applicants' requested relief differs from most of the existing precedent granting exemptive relief from the limitations of Section 12(d)(1) of the 1940 Act to management investment companies only in that the Applicants seek an order that would allow the Funds of Funds to invest in closed-end investment companies in addition to open-end investment companies and UITs. The Applicants note, however, that the Commission has recently granted relief substantially identical to that requested by the Applicants relating to funds of funds that invest in closed-end investment companies.(6) As discussed more fully below, the Applicants' requested relief is consistent with the protection of investors as well as with the Van Eck Order and Section 12(d)(1) exemptive relief previously granted to UITs permitting them to invest in closed-end funds.

     The Applicants further request that the Commission issue an order under
Section 6(c) of the 1940 Act to permit any existing or future Fund of Funds that relies on Section 12(d)(1)(G) of the 1940 Act ("Section 12(d)(1)(G) Fund of Funds") and that otherwise complies with Rule 12d1-2 under the 1940 Act, to also invest, to the extent consistent with its investment objective(s), policies, strategies and limitations, in other financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act ("Other Investments").(7)

     All entities that currently intend to rely on the requested order are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of this Application.(8)


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(5)   As discussed herein, Applicants are requesting relief from Sections 17(a)
      with respect to purchases and sales of shares of Underlying Funds that are ETFs (as defined herein). Applicants, however, are not requesting relief from Section 17(a) with respect to principal transactions with closed-end funds. See infra note 19.

(6) In the Matter of Van Eck VIP Trust, et al., Investment Company Act Release Nos. 30063 (May 10, 2012) (notice) and 30096 (June 5, 2012) (order) (the
      "Van Eck Order").

(7) For the avoidance of doubt, the ETF Trusts will continue to be subject to any restrictions on the financial instruments they may hold under existing exemptive relief.

(8) In no case will a Fund of Funds rely on the exemption from Section 12(d)(1) granted to First Trust Exchange-Traded Fund, et al. in 2007. In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27812 (Apr. 30, 2007) (notice) and 27845 (May 30, 2007)
      (order).

II. THE APPLICANTS

     A. THE ACQUIRING COMPANIES

     Each Acquiring Company and any other open-end management investment company that seeks to rely on the requested order is or will be registered as an open-end management investment company under the 1940 Act. Each Acquiring Company other than First Defined was organized as a Massachusetts business trust. The ETF Trusts have received and/or may rely on exemptive relief to offer series that sell their shares on a national securities exchange at negotiated prices.(9) Each ETF represents a separate investment portfolio. As of the date of the filing of this Application, each ETF Trust other than First Trust Exchange-Traded Fund III and First Trust Exchange-Traded Fund V has series with publicly outstanding shares. In addition, as of the date of the filing of this Application, the Series Trust has two existing series with publicly outstanding shares.

     The Variable Insurance Trust currently has one existing series with publicly outstanding shares, known as the First Trust/Dow Jones Dividend & Income Allocation Portfolio (the "VIT Fund"). Additional series of the Variable Insurance Trust may be added in the future. The Variable Insurance Trust is an investment vehicle for life insurance companies writing variable annuity contracts and variable life insurance contracts offered through separate accounts of the insurance companies registered as unit investment trusts under the 1940 Act. Shares of the VIT Fund are not sold directly to the public, but rather are sold only to separate accounts of insurance companies to fund the benefits of the variable annuity and variable life insurance contracts issued by such insurance companies.(10) The accounts purchase shares of the VIT Fund in accordance with variable account allocation instructions received from owners of the contracts ("VIT contract holders").


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(9)   Pursuant to relief previously obtained, the applicable Applicants may, in general terms, operate actively managed exchange-traded funds (i) that invest primarily in equity securities (In the Matter of First Trust Advisors L.P., et al., Investment Company Act Release Nos. 28421 (Sept. 29, 2008) (notice) and 28468 (Oct. 27, 2008) (order)) and (ii) that invest in fixed income securities and combinations of fixed income securities and equity securities (In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 29983 (Mar. 15, 2012) and 30029 (Apr. 10, 2012) (order)). In addition, pursuant to relief previously obtained, the applicable Applicants may, in general terms, operate exchange-traded funds that invest primarily in equity securities selected to correspond generally to the price and yield performance of a specified domestic or international equity securities index. In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27051 (Aug. 26, 2005) (notice) and 27068 (Sept. 20, 2005) (order), as amended by In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27772 (Mar. 30, 2007) (notice) and 27784 (Apr. 25, 2007) (order).

(10) The Variable Insurance Trust may also rely on exemptive relief previously obtained that, in general terms, permits shares of its series to be sold to and held by: (i) separate accounts funding variable annuity and variable life insurance contracts issued by both affiliated and unaffiliated life insurance companies; (ii) qualified pension and retirement plans outside of the separate account context; (iii) separate accounts that are not registered as investment companies under the 1940 Act pursuant to exemptions from registration under Section 3(c) of the 1940 Act; and (iv) the Advisor or any of its affiliates. In the Matter of First Defined Sector Fund, et al., Investment Company Act Release Nos. 24796 (Dec. 21, 2000) (notice) and 24829 (Jan. 17, 2001) (order).

     First Defined, which is currently comprised of eight series (each, a "First Defined Fund"), is organized as a Delaware limited liability company and, as such, does not issue shares of stock. Instead, ownership rights are contained in "membership interests" ("Interests"). Additional First Defined Funds may be added in the future. Interests of the First Defined Funds are not offered directly to the public, but rather are currently sold only to Prudential Annuities Life Assurance Corporation Variable Account B ("Account B"), a separate account of Prudential Annuities Life Assurance Corporation ("Prudential"), that is registered as a unit investment trust under the 1940 Act. Account B, the investment vehicle in which purchase payments for variable annuities issued by Prudential are held, consists of multiple sub-accounts, and each sub-account invests in particular mutual funds or mutual fund portfolios, including the First Defined Funds. As described in the prospectuses for the various variable annuities issued by Prudential through Account B, variable annuity owners may allocate their policy values to available sub-accounts. Accordingly, those who have policy values allocated to any of the First Defined Funds ("First Defined contract holders"; First Defined contract holders and VIT contract holders are collectively "contract holders" and each, individually, a "contract holder") have indirect rights in such First Defined Fund's interests.

     For purposes of this Application, (1) registered separate accounts of insurance companies are referred to as "Registered Separate Accounts," (2) unregistered separate accounts of insurance companies are referred to as "Unregistered Separate Accounts," and (3) Registered Separate Accounts and Unregistered Separate Accounts are referred to collectively as "Separate Accounts."

     B. THE ADVISOR

     The Advisor, an Illinois limited partnership, is a registered investment adviser under the Investment Advisers Act of 1940 with its principal office located at 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187. The Advisor will serve as the investment adviser to each of the Funds of Funds.

     C. THE DISTRIBUTOR

     The Distributor is a Broker and currently serves as the principal underwriter and distributor for the Funds. The Applicants request that the order requested herein apply to the Distributor and to any future principal underwriter and distributor for any of the Funds that complies with the terms and conditions of this Application.

III. INVESTMENT STRATEGIES OF THE FUNDS

     Each Fund's investment objective(s) and investment strategies are or will be described in its prospectus and statement of additional information and each Fund will pursue its own investment objective(s) and strategies. Certain Funds are or may be structured as "funds of funds," as they invest or may invest a portion or all of their assets in the securities of investment companies. Because certain Funds invest in the shares of the Underlying Funds, they are subject to the limitations of Section 12(d)(1) of the 1940 Act, which, as described in further detail below, limits the ability of investment companies to invest their assets in, or sell their assets to, other investment companies.

     The Advisor seeks to create Funds that invest in securities that are issued by entities that are registered investment companies or business development companies, including securities that are also held, or that may be held, by UITs sponsored and deposited by the Distributor (each, a "First Trust UIT" and, collectively, the "First Trust UITs"). The Advisor serves as the portfolio supervisor and evaluator for the First Trust UITs. Certain of the First Trust UITs invest in securities of other investment companies in reliance on an order from the Commission pursuant to Section 12(d)(1)(J) of the 1940 Act (the "UIT Order").(11) The UIT Order permits each First Trust UIT to acquire shares of registered investment companies in excess of the percentage limits set by Sections 12(d)(1)(A) and (C) of the 1940 Act. It also permits such registered investment companies to sell such shares to a First Trust UIT in excess of the limitations set forth in Section 12(d)(1)(B) of the 1940 Act.

     Section 12(d)(1)(F) of the 1940 Act exempts a registered investment company from the limits of Section 12(d)(1) on investing in other investment companies so long as the acquiring fund complies with the limits set forth therein. More specifically, Section 12(d)(1)(F)(i) provides that immediately after the purchase or acquisition of the securities of another investment company, not more than 3% of the total outstanding stock of such issuer may be owned by such registered investment company and all affiliated persons of such registered investment company. Over time, compliance with the requirements of Section 12(d)(1)(F) has become more difficult as new Funds have been created and as the Funds have gathered additional assets.

     The restrictions of Section 12(d)(1), coupled with the increasing difficulty in complying with Section 12(d)(1)(F), could inhibit the ability of the Advisor to develop and market new products with investment objectives and/or strategies that would include investing in other investment companies. In view of the foregoing, the Applicants are seeking exemptive relief from Section 12(d)(1) as specified herein.

IV. APPLICABLE LAW AND LEGAL ANALYSIS

     A. SECTION 12(D)(1)

    (1) EXPLANATION OF SECTION 12(D)(1)

     Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section. Section 12(d)(1) of the 1940 Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as:


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(11)  See Investment Company Act Release Nos. 26261 (Nov. 21, 2003) (notice) and
      26297 (Dec. 17, 2003) (order).

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     o duplicative costs;

     o the exercise of undue influence or control over the underlying funds; and

     o the complexity of such arrangements.(12)

     Specifically, Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition: (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

     Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale or disposition: (a) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it, or
(b) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

     Section 12(d)(1)(C) provides, in pertinent part, that "[i]t shall be unlawful for any investment company (the 'acquiring company') and any company or companies controlled by the acquiring company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10 per centum of the total outstanding voting stock of such closed-end company."

     (2) REQUEST FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 12(D)(1)(J)

     Section 12(d)(1)(J) of the 1940 Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Therefore, the Applicants request an exemption under Section 12(d)(1)(J) of the 1940 Act from the limitations of Sections 12(d)(1)(A), (B) and (C) to the extent necessary to permit: (i) the Funds of Funds to acquire shares of Underlying Funds in excess of the limits set forth in Section 12(d)(1)(A) and (C) of the 1940 Act; and (ii) the Underlying Funds, their principal underwriters and any Broker to sell shares of the Underlying Funds to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the 1940 Act.


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(12)  See Report of the Commission on the Public Policy Implications of
      Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966) (the "PPI Report").

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     For the reasons discussed below, the proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A), (B) and (C). Accordingly, the Applicants believe that the requested exemptions are consistent with the public interest and protection of investors.

     (3) NO UNDUE INFLUENCE

     The Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds. The concern about undue influence does not arise in connection with a Fund of Funds' investment in the Affiliated Funds, since they are part of the same group of investment companies. Each Unaffiliated Investment Company will operate independently as determined by its own board of directors or trustees ("Board")(13) and management. Moreover, Applicants represent that, to the extent they are relying on the requested order, they will not invest in the Underlying Funds with any purpose, or with the effect of, changing or influencing the control of the Underlying Funds, or in connection with or as a participant in any transaction having that purpose or effect(14), and they will not take any action to influence the investment advisers or Boards of the Underlying Funds. Additionally, to limit the control a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, the Applicants submit that as reflected in Condition 1:

      o the Advisor and any person controlling, controlled by or under common control with the Advisor, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act advised or sponsored by the Advisor or any person controlling, controlled by or under common control with the Advisor (collectively, the "Group") will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act, and

      o any other investment adviser within the meaning of Section 2(a)(20)(B) of the 1940 Act to a Fund of Funds ("Sub-Adviser") and any person controlling, controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser (collectively, the "Sub-Adviser Group") will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act.


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(13)  The term "Board," as used in this Application, refers to the board of directors or trustees, as applicable, of the specified entity.

(14) Applicants acknowledge the requirement to file a Schedule 13G with the Commission with respect to beneficial ownership of more than 5% of any equity security issued by an Underlying Fund that is a closed-end fund.

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     With respect to a Fund's investment in an Unaffiliated Closed-End
Investment Company, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for
Section 3(c)(1) or 3(c)(7) of the 1940 Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the 1940 Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company's shares (except that any member of the Group or Sub-Adviser Group that is a Separate Account will instead be subject to the voting procedures described below). If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of any other Unaffiliated Fund, then it (except for any member of the Group or Sub-Adviser Group that is a Separate Account) will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares. This condition will not apply to the Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

     A Registered Separate Account will seek voting instructions from its contract holders and will vote its shares of an Unaffiliated Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered Separate Account will either (a) vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares or (b) seek voting instructions from its contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

     To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated Fund, Condition 2 precludes a Fund of Funds or the Advisor, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a "Fund of Funds Affiliate") from taking advantage of an Unaffiliated Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by or under common control with any of those entities (each, an "Unaffiliated Fund Affiliate"). No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

     With respect to investing in Unaffiliated Investment Companies, in seeking to limit the potential for undue influence and conflicts of interest, Condition 3 provides that prior to investing in Unaffiliated Investment Companies, the Board of each Fund of Funds, including a majority of the trustees who are not

"interested persons" as defined in Section 2(a)(19) of the 1940 Act (the "Independent Trustees"), will adopt procedures reasonably designed to ensure that the Advisor and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated Trust or any Unaffiliated Investment Company or an Unaffiliated Fund Affiliate of such Unaffiliated Investment Company or Unaffiliated Trust in connection with any services or transactions.

     Condition 4 further provides that once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of
Section 12(d)(1)(A)(i) of the 1940 Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition will not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

     Additionally, Condition 5 provides that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, sub-adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, sub-adviser, member of an advisory board or employee is an affiliated person (each, an "Underwriting Affiliate," except that any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the 1940 Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an "Affiliated Underwriting."

     Condition 6 further requires that the Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will be required to review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will be required to consider, among other things: (a) whether the purchases were consistent with the investment objective(s) and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will be required to take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

     Condition 7 will require that the Unaffiliated Investment Company keep records concerning its purchases in Affiliated Underwritings. Specifically, the Unaffiliated Investment Company will be required to maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and to maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each such purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

     To further ensure that an Unaffiliated Investment Company understands and appreciates the implications of a Fund of Funds' investment under the requested exemptive relief, as required by Condition 8, prior to its investment in the shares of an Unaffiliated Investment Company in excess of the limit of Section 12(d)(1)(A)(i) of the 1940 Act, a Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that each of their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (the "Participation Agreement"). At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds also will transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will be required to maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place. An Unaffiliated Investment Company (other than an ETF or closed-end fund whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.(15)


-------------
(15) An Unaffiliated Investment Company (including an ETF or an Unaffiliated Closed-End Investment Company) would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A)(i) of the 1940 Act by declining to execute the Participation Agreement with the Fund of Funds. In addition, subject solely to the giving of notice to a Fund of Funds and the passage of a

     In contrast to open-end investment companies, closed-end investment companies do not issue redeemable securities. Accordingly, the threat of large-scale redemptions is non-existent with respect to Unaffiliated Closed-End Investment Companies. However, closed-end investment companies are generally required to hold annual meetings at which directors are elected and shareholder proposals respecting a variety of matters relating to the management and operations of the funds may be presented including, among other things, proposals to terminate the investment advisory contract or to convert the fund to an open-end fund. By contrast, open-end investment companies generally are not required to hold shareholder meetings except in special circumstances. Therefore, with respect to closed-end funds, concerns arise that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder's ability to vote a large block of stock. As the Commission observed in the PPI Report:

     Although the acquisition of the stock of closed-end companies does not pose the same problem of control through the right of redemption, the power to vote a significant block of stock of a closed-end company may represent the potential for exercise of control.(16)

     The concerns of undue influence through voting the securities of the Unaffiliated Closed-End Investment Companies, however, have been addressed in Condition 1, as noted above. Coupled with the requirement that the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act, apart from special voting procedures for members of the Group or Sub-Adviser Group that are Separate Accounts, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the 1940 Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company's shares. Similarly, the voting procedures applicable to Separate Accounts require that (i) a Registered Separate Account seek voting instructions from its contract holders and vote its shares of an Unaffiliated Fund (which would include an Unaffiliated Closed-End Investment Company) in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received and (ii) an Unregistered Separate Account either (a) vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares or (b) seek voting instructions from its contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. These requirements ensure that the Fund of Funds will not have an effective voice over the management and operations of the Unaffiliated Closed-End Investment Company. They are imposed regardless of the amount of shares of the Unaffiliated Closed-End Investment


-------------
      reasonable notice period, an Unaffiliated Fund (including a closed-end fund) could terminate a Participation Agreement with the Fund of Funds.

(16)  See PPI Report at 324.

Company owned by the Fund of Funds. Unlike activist shareholders who acquire closed-end fund shares to influence the policies of such funds, the Fund of Funds is a passive investor with respect to voting. The requirements eliminate the ability of the Fund of Funds to influence the Unaffiliated Closed-End Investment Company through voting its shares. In addition, the Applicants also recognize the requirement to file Schedule 13G with respect to beneficial ownership of more than 5% of any equity securities issued by the Unaffiliated Closed-End Investment Company. Schedule 13G requires the filer to certify that it has acquired such securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect. Applicants believe the foregoing conditions address the concerns of undue influence underlying Section 12(d)(1).

     (4) NO EXCESSIVE LAYERING OF FEES

     Based on the proposed structure, the Applicants do not believe the arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue. Within the structure, the Underlying Funds may pay advisory fees to their adviser. In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., fund accounting). Underlying Funds may also impose Rule 12b-1 fees or service fees from which payments are made to third parties for providing administrative, sub-transfer agency or other services beneficial to shareholders. Shareholders of each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.

     Each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses. Such services to the Funds of Funds are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.

     To ensure that the investment advisory or management fees are not duplicative, prior to reliance on the requested order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the 1940 Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, will find that the management or advisory fees charged under a Fund of Funds' advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

     In addition, the Advisor will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the 1940 Act) received from an Unaffiliated Fund by the Advisor, or an affiliated person of the Advisor, other than any advisory fees paid to the Advisor or an affiliated person of the Advisor by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser for a Fund of Funds will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the

Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

     With respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in Rule 2830 of the Conduct Rules of the NASD ("NASD Conduct Rule 2830"),(17) if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830. In this regard, Applicants note that with respect to closed-end funds, shares of closed-end funds generally are purchased in the secondary market without sales loads (although the Fund of Funds may incur customary brokerage commissions) and closed-end funds do not pay 12b-1 fees. Accordingly, there should be no concern of layering of sales loads and 12b-1 fees when the Underlying Fund is a closed-end fund.

     Applicants represent that each Fund of Funds will represent in the Participation Agreement that no insurance company sponsoring a Separate Account funding variable insurance contracts will be permitted to invest in the Fund of Funds unless the insurance company has certified to the Fund of Funds that the aggregate of all fees and charges associated with each contract that invests in the Fund of Funds, including fees and charges at the Separate Account, Fund of Funds, and the Underlying Fund levels, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the insurance company.

     (5) STRUCTURE IS NOT OVERLY COMPLEX

     The proposed arrangement will not create an overly complex fund structure that would confuse investors because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent that such Underlying Fund (a) acquires such securities in compliance with Section 12(d)(1)(E) of the 1940 Act and either is an Affiliated Fund or is in the same "group of investment companies" as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940
Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting


-------------
(17) Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

     Additionally, the proposed arrangement will not confuse investors because the Funds of Funds' prospectus and sales literature will contain clear, concise "plain English" disclosure designed to inform investors about the unique characteristics of the proposed arrangement, including, but not limited to, the expense structure and the additional expenses of investing in Underlying Funds.

     In the case of those Underlying Funds that operate using a master-feeder structure, having a Fund of Funds as an investor could result in a three-tier arrangement (a Fund of Funds investing in a feeder fund investing in a master fund). However, the Applicants do not believe that this will result in an overly complex structure. The master-feeder arrangement is entirely transparent. For any investor, whether a Fund of Funds or any other investor, an investment in an Underlying Fund that was a feeder fund in a master-feeder arrangement would be no different than investing in an Underlying Fund that does not use a master-feeder arrangement (i.e., an Underlying Fund that invests directly in portfolio securities).

     B. SECTION 17(A)

     Section 17(a) of the 1940 Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. An "affiliated person" of another person is defined in
Section 2(a)(3) of the 1940 Act as:

                (A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person;
                (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

     The sale of shares by the Underlying Funds organized as open-end investment companies ("Underlying Open-End Funds") to the Funds of Funds and the purchase of those shares from the Funds of Funds by the Underlying Open-End Funds (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under
Section 17(a).(18) For example, because the Advisor serves as investment adviser


-------------
(18) The Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an to the Funds of Funds and to the Affiliated Funds, the Funds of Funds and the Affiliated Funds may be deemed to be under the common control of the Advisor and, therefore, affiliated persons of one another. The Funds of Funds and the Underlying Open-End Funds may also be deemed to be affiliated persons of one another if a Fund of Funds owns 5% or more of the outstanding voting securities of one or more of such Underlying Open-End Funds.

     Section 17(b) of the 1940 Act, however, permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under
Section 17(a) if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;
(2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

     Additionally, Section 6(c) of the 1940 Act provides that: "[t]he Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title."

     The Applicants believe that the proposed transactions satisfy the requirements for relief under both Sections 17(b) and 6(c) of the 1940 Act as the terms are fair and reasonable and do not involve overreaching. The terms upon which an Underlying Open-End Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Open-End Fund.(19) Finally, the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Open-End Fund, and with the general purposes of the 1940 Act. The investment by a Fund of Funds


-------------
      Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the 1940 Act. The Participation Agreement also will include this acknowledgement.

(19) The Applicants note that a Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Underlying Fund. Applicants nevertheless request relief from Sections 17(a)(l) and (2) to permit each Fund of Funds that is an affiliated person, or an affiliated person of an affiliated person, as defined in
      Section 2(a)(3) of the 1940 Act, of an ETF to purchase or redeem shares from the ETF. The Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the ETF or an entity controlling, controlled by or under common control with the investment adviser to the ETF is also an investment adviser to the Fund of Funds. Applicants note that a Fund of Funds will purchase and sell shares of an Underlying Fund that is a closed-end fund through secondary market transactions at market prices rather than through principal transactions with the closed-end fund. Accordingly, Applicants are not requesting Section 17(a) relief with respect to principal transactions with closed-end funds.

in shares of the Underlying Open-End Funds and the issuance of shares of the Underlying Open-End Funds to a Fund of Funds will be effected in accordance with the investment policies contained in the registration statement of such Fund of Funds and the Underlying Fund.

     C. RULE 12D1-2 RELIEF

    (1) EXPLANATION OF RULE 12D1-2

     Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section. Section 12(d)(1)(G) of the 1940 Act, in relevant part, provides that Section 12(d)(1) will not apply to securities of a registered open-end investment company or a registered UIT (hereinafter in this paragraph referred to as the "acquired company") purchased or otherwise acquired by a registered open-end investment company or a registered UIT (hereinafter in this paragraph referred to as the "acquiring company"), if (a) the acquired company and the acquiring company are part of the same "group of investment companies,"
(b) securities of the acquired company, securities of other registered open-end investment companies and registered UITs that are part of the same "group of investment companies," Government securities, and short-term paper are the only investments held by the acquiring company, (c) the aggregate sales loads and distribution-related fees of the acquiring company and acquired company are not excessive under rules adopted pursuant to Section 22(b) or Section 22(c) of the 1940 Act by a securities association registered under Section 15A of the 1934 Act or by the Commission, and (d) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered UITs in reliance on Section 12(d)(1)(G) or Section 12(d)(1)(F).

     In 2006, the Commission adopted Rule 12d1-2 under the 1940 Act.(20) Rule 12d1-2 permits a registered open-end investment company or a registered UIT that relies on Section 12(d)(1)(G) of the 1940 Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, Government securities, and short-term paper: (1) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the 1940 Act; (2) securities (other than securities issued by an investment company); and (3) securities issued by a money market fund, when the investment is in reliance on Rule 12d1-1 under the 1940 Act. For the purposes of Rule 12d1-2, the term "securities" means any security as that term is defined in Section 2(a)(36) of the 1940 Act.(21) The Commission noted in the Rule 12d1-2 Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund's investment policies, directly in stocks, bonds, and other types of securities "would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any


-------------
(20) See Fund of Funds Investments, Investment Company Act Release No. 27399 (June 20, 2006) (the "Rule 12d1-2 Adopting Release").

(21)  See id. at 17, n.58.

additional concerns that Section 12(d)(1)(G) was intended to address."(22) The adoption of Rule 12d1-2 also reflects the Commission's response to Congress' expectation "that the Commission will use this authority [set forth in Section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time."(23)

     Section 6(c) of the 1940 Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the 1940 Act was passed or subsequently amended. It permits the Commission to grant exemptions from particular provisions of the 1940 Act, or any rule thereunder, that would inhibit the development of new and innovative investment products.
Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the 1940 Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

     (2) BASIS FOR RULE 12D1-2 RELIEF

     The opportunity to invest in Other Investments will allow a Section 12(d)(1)(G) Fund of Funds greater flexibility to meet its investment objective. A Section 12(d)(1)(G) Fund of Funds would use Other Investments for a purpose that is consistent with its investment objective, policies, strategies and limitations.(24) Consistent with its fiduciary obligations under the 1940 Act, a
Section 12(d)(1)(G) Fund of Funds' Board will review the advisory fees charged by the Section 12(d)(1)(G) Fund of Funds' investment adviser(s) to ensure that the fees are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Section 12(d)(1)(G) Fund of Funds may invest.

     The Applicants request an order under Section 6(c) of the 1940 Act for an exemption from Rule 12d1-2(a) thereunder to allow the Section 12(d)(1)(G) Funds of Funds to invest in Other Investments. The Applicants state that the proposed arrangement would comply with Rule 12d1-2 under the 1940 Act, but for the fact that the Section 12(d)(1)(G) Funds of Funds may invest a portion of their assets in Other Investments. The Applicants believe that permitting a Section 12(d)(1)(G) Fund of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the 1940 Act, as originally adopted and as amended in 1970, was intended to address. As indicated in Section IV.A.(1) above, Section 12(d)(1) of the 1940 Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding, including the following: (1) duplicative costs; (2) the


-------------
(22)  Id. at 17-18.

(23)  See H.R. Rep. No. 622, 104th Cong. 2nd Sess., at 43-44 (1996).

(24) For the avoidance of doubt, the ETF Trusts will continue to be subject to any restrictions on the financial instruments they may hold under existing exemptive relief.

exercise of undue influence or control over the underlying funds; and (3) the complexity of such arrangements.(25) Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and 12(d)(1)(B). Section 12(d)(1)(G) addresses these concerns by (i) requiring that the acquiring company and the acquired company be part of the same group of investment companies, (ii) limiting charges and fees of the acquiring company and acquired company, and (iii) requiring that the acquired company not act as a fund of funds itself. The adoption of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

     Likewise, permitting a Section 12(d)(1)(G) Fund of Funds to invest in Other Investments in furtherance of its investment objective, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C). Rather, this additional flexibility will provide a Section 12(d)(1)(G) Fund of Funds with a broader array of investment options through which to pursue its investment objective.

     The Applicants submit that the requested exemption offers significant benefits, as detailed above, and is "necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act]," and therefore meets the standards for relief set forth in Section 6(c) of the 1940 Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to the relief from Rule 12d1-2 requested in this Application.

V.   PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION


     A. INVESTMENTS IN UNDERLYING FUNDS BY FUNDS OF FUNDS

     The Commission has granted exemptive orders to other mutual fund complexes to establish funds of funds arrangements with affiliated and unaffiliated open-end investment companies. See In the Matter of Schwab Capital Trust, et al. ("Schwab"), Investment Company Act Release Nos. 24067 (Oct. 1, 1999) (notice) and 24113 (Oct. 27, 1999) (order) (the "Schwab Order"). Schwab requested an exemption under Section 12(d)(1)(J) of the 1940 Act from Sections 12(d)(1)(A) and (B) of the 1940 Act to permit certain series of the Schwab trusts ("Schwab Trusts") to invest (a) in other series of the Schwab Trusts and other registered open-end management investment companies that are part of the same "group of investment companies" as defined in Section 12(d)(1)(G) of the 1940 Act, and (b) in other registered open-end investment companies that are not part of the same group of investment companies as the Schwab Trusts. The Schwab Order also permits the Schwab Trusts to make direct investments in stocks, bonds, and any


-------------
(25)  See PPI Report at 311-24.

other securities which are consistent with their investment objective(s).(26)

     The Applicants also note that substantially similar relief was granted in In the Matter of Pacific Life Insurance Company, et al., Investment Company Act Release Nos. 29944 (Feb. 13, 2012) (notice) and 29979 (Mar. 12, 2012)
(order)(27); In the Matter of Henderson Global Funds, et al., Investment Company Act Release Nos. 29942 (Feb. 1, 2012) (notice) and 29970 (Feb. 28, 2012)
(order); In the Matter of Jackson National Life Insurance Company, et al., Investment Company Act Release Nos. 29442 (Sept. 27, 2010) (notice) and 29484 (Oct. 25, 2010) (order)(28); and In the Matter of EQ Advisors Trust, et al., Investment Company Act Release Nos. 29294 (June 4, 2010) (notice) and 29336 (June 30, 2010) (order). In addition, the Commission has recently granted relief substantially identical to that requested herein, permitting, in the Van Eck Order, funds of funds arrangements to include, not only investments in open-end funds and UITs, but in closed-end funds as well.(29)

     The Applicants believe that, in one respect, a Fund of Funds' investments in closed-end funds raise less concern under Section 12(d) than do investments in open-end funds. One of the principal concerns intended to be addressed by
Section 12(d) is the potential for a fund of funds to exercise undue influence over the management and operation of an Underlying Fund through the threat of large-scale redemptions. This concern is not applicable to a Fund of Funds' investments in closed-end funds because closed-end funds do not issue redeemable securities. Rather, sales can only be effected through transactions in the secondary market. Because these sales would not require the closed-end fund to alter its investments nor deplete assets of the closed-end fund, a Fund of Funds should not be able to influence the management or operation of a closed-end fund through threats of large-scale redemptions of shares. On the other hand, as noted above, with respect to closed-end funds, concerns arise that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder's ability to vote a large block of stock. Condition 1, however, protects Underlying Funds from such undue influence by requiring that the Group and any Sub-Adviser Group follow certain voting procedures with respect to any interest in any Unaffiliated Closed-End Investment Company (subject to separate but similar procedures for Separate Accounts).

     With respect to the other concerns designed to be addressed by Section 12(d)(1), including layering of fees and expenses, and unnecessary complexity, the Applicants believe the conditions appropriately address these concerns regardless of whether the Underlying Funds are closed-end funds or open-end


-------------
(26) See also In the Matter of MetLife Investors USA Insurance Company, et al., Investment Company Act Release Nos. 27028 (Aug. 11, 2005) (notice) and 27059 (Sept. 7, 2005) (order).

(27) This relief extended to funds of funds investing in underlying funds that serve as feeder funds in a master-feeder arrangement in reliance on
      Section 12(d)(1)(E) of the 1940 Act.

(28) This relief extended to funds of funds investing in underlying funds that serve as feeder funds in a master-feeder arrangement in reliance on
      Section 12(d)(1)(E) of the 1940 Act.

(29)  See supra note 6.

funds. With respect to the layering of fees, subject to special provisions to limit sales loads and other sales charges and service fees when Registered Separate Accounts invest in Funds of Funds, Condition 11 requires compliance with NASD Conduct Rule 2830 so no Fund of Funds can exceed the applicable limits contained therein. Such rule applies to the Fund of Funds as the acquiring fund regardless of whether the Fund of Funds invests in an Underlying Fund that is an open-end or closed-end fund. In applying such rule, the Applicants recognize, however, that shares of closed-end funds are generally purchased in the secondary market without sales loads (although a brokerage commission may be incurred) and closed-end funds do not pay Rule 12b-1 fees. Accordingly, there is no concern of layering of sales loads and 12b-1 fees when the Underlying Fund is a closed-end fund. Further, as in the case of Underlying Funds that are open-end funds, Underlying Funds that are closed-end investment companies will have their own operating expenses, including advisory fees. Shareholders in a Fund of Funds will indirectly pay their proportionate share of the fees and expenses of the Underlying Fund, regardless of whether the Underlying Fund is an open-end fund or a closed-end fund. To address the concerns of potential duplicative fees, Condition 9 requires the Board of each Fund of Funds, including a majority of the Independent Trustees, to find that the advisory fees are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contracts of any Underlying Fund. The Applicants note that the Fund of Funds will have to disclose the indirect fees of an acquired fund incurred regardless of whether the Underlying Fund is an open-end fund or closed-end fund under current disclosure requirements. Condition 10 also requires the Advisor to waive certain fees received from the Fund of Funds in an amount at least equal to any compensation received from the Underlying Fund (including a closed-end fund) in connection with the Fund of Funds' investment. As closed-end funds do not pay 12b-1 fees and generally are purchased in the secondary market without sales loads, the opportunities for the Advisor to receive compensation from such Underlying Funds appear more limited than if the Underlying Fund were an open-end fund.

     In addition, with respect to unnecessary complexity, Condition 12 addresses such concern. Condition 12 generally will limit the Fund of Funds' structure to two layers of funds, regardless of whether the Underlying Fund is an open-end or closed-end fund. More specifically, Condition 12, in general terms, precludes the Underlying Fund from acquiring the securities of another investment company, or any company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act, in excess of the limits set forth in Section 12(d)(1)(A), subject to certain limited exceptions. Accordingly, the Underlying Fund (whether a closed-end or open-end fund) cannot itself be a fund of funds. Additional complexity is not added by virtue of the Underlying Fund being a closed-end fund. In light of the above, the Applicants believe the conditions in this Application appropriately address the concerns of layering of fees and unnecessary complexity, whether the Underlying Fund is an open-end fund or a closed-end fund.

     Further, the Applicants note that the Commission has granted Section 12(d)(1) exemptive relief similar to that requested in this Application to funds of funds organized as UITs, which relief extends to investments in both open-end and closed-end funds.(30) The Applicants have reviewed the conditions imposed in


-------------
(30) See, e.g., the UIT Order; In the Matter of Matrix Capital Group, Inc., et al., Investment Company Act Release Nos. 26173 (Sept. 4, 2003) (notice) and 26197 (Sept. 30, 2003) (order); In the Matter of Nuveen the Prior UIT Orders and the reasons therefor and believe they are comparable to those contained in this Application. Distinctions between UITs and the Funds of Funds may, however, raise questions regarding whether the Funds of Funds' investments in closed-end funds implicate greater concerns with respect to (i) the layering of fees and expenses; and (ii) the exercise of undue influence over Underlying Funds, discussed above in Section IV.A. As discussed above, the Applicants believe that the proposed conditions in this Application adequately address these two concerns.

     With respect to layering of fees and expenses, because UITs have unmanaged portfolios, they do not charge advisory fees and thus the layering of advisory fees is not a concern. While the Funds of Funds do charge advisory fees, the Applicants believe that Condition 9, discussed above, adequately addresses this concern because it would require that the Board of each Fund of Funds, including a majority of the Independent Trustees, find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds invests, including any closed-end Underlying Fund.(31) With respect to undue influence, in the context of a UIT, the possibility exists that a depositor or sponsor could use its ability to control the secondary markets in units of a UIT to exercise undue control over an underlying fund. Specifically, a depositor or sponsor could potentially accumulate a large position in a UIT and threaten to redeem such a position or cause large-scale redemptions by ceasing to maintain a secondary market in units, with adverse consequences to the UIT's underlying fund investments. This concern is not present in the case of the Funds because the Funds, the Advisor and their affiliates do not maintain a secondary market in the Funds' shares.(32) Also, as discussed above, a Fund of Funds may exercise undue influence over a closed-end fund through the voting of shares. This concern may be greater with respect to the Funds of Funds investing in closed-end funds rather than with respect to UITs investing in closed-end funds, but, as discussed above in this Application, the Applicants believe that Condition 1 adequately addresses this concern.

     Based on the foregoing, notwithstanding the differences between UITs and the Funds of Funds discussed above, the Applicants believe that the Prior UIT Orders support the view that the conditions included in the Application


-------------
      Investments, et al., Investment Company Act Release Nos. 24892 (Mar. 13,
      2001) (notice) and 24930 (Apr. 6, 2001) (order); and In the Matter of Van Kampen Funds Inc. and Van Kampen Focus Portfolios, Investment Company Act Release Nos. 24548 (June 29, 2000) (notice) and 24566 (July 25, 2000)
      (order) (the "Prior UIT Orders").

(31) With respect to fees payable by a Fund of Funds to the Fund of Funds' Advisor or Sub-Adviser, sales charges and/or service fees, the Applicants assert that the issues raised where the fund of funds is a UIT do not differ substantially from the issues raised where the fund of funds is a Fund of Funds, and the conditions in the Prior UIT Orders addressing these fees are substantially similar to Conditions 10 and 11 of this Application, discussed above.

(32) The threat of large-scale redemptions of the Underlying Fund's securities is another potential channel for the exercise of undue influence, and another consequence of the unmanaged nature of UITs is that the threat of large-scale redemptions is mitigated. However, as discussed above, even where the fund of funds is managed, this concern is of little relevance to closed-end Underlying Funds.

adequately address the concerns underlying Section 12(d)(1) as they relate to investments in closed-end funds.

     B. OTHER INVESTMENTS BY SECTION 12(D)(1)(G) FUNDS OF FUNDS


     The Commission has granted exemptive orders authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments.(33)

VI.  CONCLUSIONS

     Based upon the foregoing, the Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act to issue an order (i) pursuant to Sections 6(c) and 17(b) for an exemption from the provisions of Section 17(a), (ii) pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) and (iii) pursuant to Section 6(c) for an exemption from Rule 12d1-2(a).

VII.  APPLICANTS' CONDITIONS

     INVESTMENTS BY FUNDS OF FUNDS IN UNDERLYING FUNDS

     The Applicants agree that the order granting the requested relief to permit Funds of Funds to invest in Underlying Funds shall be subject to the following conditions:

             1. The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of a Sub-Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act. With respect to a Fund's investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the 1940 Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company's shares (except that any member of the Group or Sub-Adviser Group that is a Separate Account will instead be subject to the voting procedures described below). If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Fund, then


-------------
(33) See, e.g., In the Matter of Pacific Life Insurance Company, et al., Investment Company Act Release Nos. 29944 (Feb. 13, 2012) (notice) and 29979 (Mar. 12, 2012) (order); In the Matter of Henderson Global Funds, et al., Investment Company Act Release Nos. 29942 (Feb. 1, 2012) (notice) and 29970 (Feb. 28, 2012) (order); In the Matter of Jackson National Life Insurance Company, et al., Investment Company Act Release Nos. 29442 (Sept. 27, 2010) (notice) and 29484 (Oct. 25, 2010) (order).

     the Group or the Sub-Adviser Group (except for any member of the Group or Sub-Adviser Group that is Separate Account) will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares. This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of
     Section 2(a)(20)(A) of the 1940 Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

                A Registered Separate Account will seek voting instructions from its contract holders and will vote its shares of an Unaffiliated Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered Separate Account will either (a) vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares or (b) seek voting instructions from its contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

             2. No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

             3. The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that its Advisor and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Investment Company or Unaffiliated Trust or any Unaffiliated Fund Affiliate of such Unaffiliated Investment Company or Unaffiliated Trust in connection with any services or transactions.

             4. Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

             5. No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

             6. The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

             7. Each Unaffiliated Investment Company will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of
     Section 12(d)(1)(A)(i) of the 1940 Act, setting forth (1) the party from whom the securities were acquired, (2) the identity of the underwriting syndicate's members, (3) the terms of the purchase, and (4) the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

             8. Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i) of the 1940 Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

             9. Before approving any advisory contract under Section 15 of the 1940 Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

            10. The Advisor will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the 1940 Act) received from an Unaffiliated Fund by the Advisor, or an affiliated person of the Advisor, other than any advisory fees paid to the Advisor or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

            11. With respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.

            12. No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act, in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent that such Underlying Fund: (a) acquires such securities in compliance with Section 12(d)(1)(E) of the 1940 Act and either is an Affiliated Fund or is in the same "group of investment companies" as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940 Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to:
     (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

     OTHER INVESTMENTS BY SECTION 12(D)(1)(G) FUNDS OF FUNDS

     The Applicants agree that the order granting the requested relief to permit
Section 12(d)(1)(G) Funds of Funds to invest in Other Investments shall be subject to the following condition:

            13. The Applicants will comply with all provisions of Rule 12d1-2 under the 1940 Act, except for paragraph (a)(2) to the extent that it restricts any Section 12(d)(1)(G) Fund of Funds from investing in Other Investments as described in this Application.

VIII. PROCEDURAL MATTERS

     All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same.

     The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

     The Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

IX. REQUEST FOR AN ORDER OF EXEMPTION

     For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act granting the relief sought by this Application. The Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

X. NAMES AND ADDRESSES

     The following are the names and addresses of the Applicants:

                 First Trust Exchange-Traded Fund
                 First Trust Exchange-Traded Fund II
                 First Trust Exchange-Traded Fund III
                 First Trust Exchange-Traded Fund IV
                 First Trust Exchange-Traded Fund V
                 First Trust Exchange-Traded Fund VI
                 First Trust Exchange-Traded AlphaDEX(R) Fund
                 First Trust Exchange-Traded AlphaDEX(R) Fund II
                 First Trust Series Fund
                 First Defined Portfolio Fund, LLC
                 First Trust Variable Insurance Trust
                 First Trust Advisors L.P.
                 First Trust Portfolios L.P.
                 120 East Liberty Drive, Suite 400
                 Wheaton, IL  60187

                      FIRST TRUST EXCHANGE-TRADED FUND


                      By:              /s/ Mark R. Bradley
                              ------------------------------------------------
                             Name:  Mark R. Bradley
                             Title:  President

                      FIRST TRUST EXCHANGE-TRADED FUND II


                      By:              /s/ Mark R. Bradley
                              ------------------------------------------------
                             Name:  Mark R. Bradley
                             Title:  President

                      FIRST TRUST EXCHANGE-TRADED FUND III


                      By:              /s/ Mark R. Bradley
                              ------------------------------------------------
                             Name:  Mark R. Bradley
                             Title:  President

                      FIRST TRUST EXCHANGE-TRADED FUND IV


                      By:              /s/ Mark R. Bradley
                              ------------------------------------------------
                             Name:  Mark R. Bradley
                             Title:  President

                      FIRST TRUST EXCHANGE-TRADED FUND V


                      By:              /s/ Mark R. Bradley
                              ------------------------------------------------
                             Name:  Mark R. Bradley
                             Title:  President

                      FIRST TRUST EXCHANGE-TRADED FUND VI


                      By:              /s/ Mark R. Bradley
                              ------------------------------------------------
                             Name:  Mark R. Bradley
                             Title:  President

                      FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND


                      By:              /s/ Mark R. Bradley
                              ------------------------------------------------
                             Name:  Mark R. Bradley
                             Title:  President

                      FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND II


                      By:              /s/ Mark R. Bradley
                              ------------------------------------------------
                             Name:  Mark R. Bradley
                             Title:  President

                      FIRST TRUST SERIES FUND


                      By:              /s/ Mark R. Bradley
                              ------------------------------------------------
                             Name:  Mark R. Bradley
                             Title:  President

                      FIRST DEFINED PORTFOLIO FUND, LLC


                      By:              /s/ Mark R. Bradley
                              ------------------------------------------------
                             Name:  Mark R. Bradley
                             Title:  President

                      FIRST TRUST VARIABLE INSURANCE TRUST


                      By:              /s/ Mark R. Bradley
                              ------------------------------------------------
                             Name:  Mark R. Bradley
                             Title:  President

                      FIRST TRUST ADVISORS L.P.

                      By:               /s/ James A. Bowen
                              ------------------------------------------------
                             Name:  James A. Bowen
                             Title:  Chief Executive Officer

                      FIRST TRUST PORTFOLIOS L.P.


                      By:               /s/ James A. Bowen
                              ------------------------------------------------
                             Name:  James A. Bowen
                             Title:  Chief Executive Officer

Dated: September 14, 2012

XI. AUTHORIZATION AND SIGNATURES

     In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of First Trust Advisors L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Advisors L.P. pursuant to the general authority vested in him as Chief Executive Officer.

                            FIRST TRUST ADVISORS L.P.


                            By:               /s/ James A. Bowen
                                    --------------------------------------------
                                   Name:  James A. Bowen
                                   Title:  Chief Executive Officer

Dated as of: September 14, 2012

     In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of First Trust Portfolios L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Advisors L.P. pursuant to the general authority vested in him as Chief Executive Officer.

                            FIRST TRUST PORTFOLIOS L.P.


                            By:               /s/ James A. Bowen
                                    --------------------------------------------
                                   Name:  James A. Bowen
                                   Title:  Chief Executive Officer

Dated as of: September 14, 2012

      In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust Exchange-Traded Fund III, First Trust Exchange-Traded Fund IV, First Trust Exchange-Traded Fund V, First Trust Exchange-Traded Fund VI, First Trust Exchange-Traded AlphaDEX(R) Fund, First Trust Exchange-Traded AlphaDEX(R) Fund II, First Trust Series Fund, First Defined Portfolio Fund, LLC and First Trust Variable Insurance Trust (collectively, the "Investment Companies"). Mark R. Bradley is authorized to sign and file this document on behalf of the Investment Companies pursuant to
(a) the general authority vested in him as President, (b) for each of the Investment Companies except First Trust Exchange-Traded Fund V, First Trust Exchange-Traded Fund VI and First Trust Variable Insurance Trust, resolutions adopted by the respective Boards of Trustees, which are attached hereto as Appendix A, (c) for First Trust Exchange-Traded Fund V, resolutions set forth in the written consent of the initial trustee, which are attached hereto as Appendix B and (d) for First Trust Exchange-Traded Fund VI and First Trust Variable Insurance Trust, resolutions adopted by the respective Boards of Trustees, which are attached hereto as Appendix C.

                            FIRST TRUST EXCHANGE-TRADED FUND

                            FIRST TRUST EXCHANGE-TRADED FUND II

                            FIRST TRUST EXCHANGE-TRADED FUND III

                            FIRST TRUST EXCHANGE-TRADED FUND IV

                            FIRST TRUST EXCHANGE-TRADED FUND V

                            FIRST TRUST EXCHANGE-TRADED FUND VI

                            FIRST TRUST EXCHANGE-TRADED ALPHADEX(R)  FUND

                            FIRST TRUST EXCHANGE-TRADED ALPHADEX(R)  FUND II

                            FIRST TRUST SERIES FUND

                            FIRST DEFINED PORTFOLIO FUND, LLC

                            FIRST TRUST VARIABLE INSURANCE TRUST


                            By:              /s/ Mark R. Bradley
                                     -------------------------------------------
                                    Name:  Mark R. Bradley
                                    Title:  President

Dated as of: September 14, 2012

              VERIFICATION OF APPLICATION AND STATEMENT OF FACT

     In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST ADVISORS L.P.; that he is Chief Executive Officer of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                            By:               /s/ James A. Bowen
                                    --------------------------------------------
                                   Name:  James A. Bowen
                                   Title:  Chief Executive Officer

              VERIFICATION OF APPLICATION AND STATEMENT OF FACT

     In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST PORTFOLIOS L.P.; that he is Chief Executive Officer of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                            By:               /s/ James A. Bowen
                                    --------------------------------------------
                                   Name:  James A. Bowen
                                   Title:  Chief Executive Officer

              VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST EXCHANGE-TRADED FUND, FIRST TRUST EXCHANGE-TRADED FUND II, FIRST TRUST EXCHANGE-TRADED FUND III, FIRST TRUST EXCHANGE-TRADED FUND IV, FIRST TRUST EXCHANGE-TRADED FUND V, FIRST TRUST EXCHANGE-TRADED FUND VI, FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND, FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND II, FIRST TRUST SERIES FUND, FIRST DEFINED PORTFOLIO FUND, LLC and FIRST TRUST VARIABLE INSURANCE TRUST; that he is President of such companies; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                            By:              /s/ Mark R. Bradley
                                    --------------------------------------------
                                   Name:  Mark R. Bradley
                                   Title:  President

                            APPENDIX A

  THE BOARDS OF TRUSTEES OF EACH OF THE FIRST TRUST FUNDS LISTED ON SCHEDULE 1
   HERETO (COLLECTIVELY, THE "FUNDS") EACH ADOPTED THE FOLLOWING RESOLUTIONS

                 WHEREAS, Section 12(d)(1)(A) of the Investment Company Act of 1940, as amended (the "1940 Act"), in general terms, prohibits a registered investment company from acquiring securities of any other investment company in excess of certain percentage limits; and

                 WHEREAS, Section 12(d)(1)(B) of the 1940 Act, in general terms, prohibits a registered open-end investment company, its principal underwriter, or any broker-dealer from selling shares of such investment company to any other investment company in excess of certain percentage limits; and

                 WHEREAS, Section 12(d)(1)(C) of the 1940 Act, in general terms, prohibits an investment company from acquiring securities of a registered closed-end investment company if, as a result, the acquiring company and other investment companies with the same investment adviser will own more than 10% of the total outstanding voting stock of the closed-end company (Sections 12(d)(1)(A), (B) and (C) are referred to collectively as the "Statutory Limitations"); and

                 WHEREAS, certain existing and future series of the Funds ("acquiring funds") may seek to invest in other registered investment companies that are within or outside the same group of investment companies as the Funds (including open-end investment companies (including exchange-traded funds), closed-end investment companies and unit investment trusts; collectively, "acquired funds") in excess of the Statutory Limitations; and

                 WHEREAS, Section 17(a) of the 1940 Act generally prohibits certain transactions between registered investment companies and their "affiliated persons" (as defined in the 1940 Act), or "affiliated persons" of such persons; and

                 WHEREAS, certain of the acquired funds in which the acquiring funds may seek to invest may be affiliated persons, or affiliated persons of affiliated persons, of the acquired funds and, therefore,
           Section 17(a) may prohibit the purchases and redemptions by such acquiring funds of securities of the acquired funds and the sales and redemptions by the acquired funds of their securities in transactions with such acquiring funds ("affiliated transactions"); and

                 WHEREAS, First Trust Advisors L.P., the investment adviser to the Funds, recommends that the Funds be authorized to seek an order of exemption (an "Order of Exemption") from the Securities and Exchange Commission (the "Commission") that contains relief that will permit, among other things, the acquiring funds to invest in acquired funds in excess of the Statutory Limitations.

                 NOW THEREFORE BE IT

                 RESOLVED, that James A. Bowen and any other appropriate officer of each Fund be, and each hereby is, authorized to prepare, execute and submit to the Commission, on behalf of the respective Fund and in its name, an Application or Applications in such form as such officer, or any one of them, deems necessary or appropriate seeking exemptions from various provisions of the 1940 Act to the extent necessary to permit, among other things (as described in such Application or Applications), (a) the acquiring funds to invest in acquired funds in excess of the Statutory Limitations, (b) the acquired funds, their principal underwriters, and any broker-dealer to sell shares or units, as applicable, of such acquired funds to the acquiring funds and (c) the acquiring funds and the acquired funds to engage in affiliated transactions in connection therewith; and

                 FURTHER RESOLVED, that James A. Bowen and any other appropriate officer of the respective Fund be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the respective Fund such other documents or instruments as he or she deems necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described Application or Applications, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and

                 FURTHER RESOLVED, that upon issuance of an Order of Exemption by the Commission in accordance with the terms and conditions of any Application described above, the respective Fund is authorized to act in accordance with the provisions of such Application and the related Order of Exemption.

SCHEDULE 1

                       First Trust Exchange-Traded Fund
                      First Trust Exchange-Traded Fund II
                     First Trust Exchange-Traded Fund III
                      First Trust Exchange-Traded Fund IV
                  First Trust Exchange-Traded AlphaDEX(R) Fund
                 First Trust Exchange-Traded AlphaDEX(R) Fund II
                            First Trust Series Fund
                       First Defined Portfolio Fund, LLC

                                   APPENDIX B

            RESOLUTIONS AUTHORIZING MARK R. BRADLEY TO SIGN AND FILE THIS APPLICATION ON BEHALF OF FIRST TRUST EXCHANGE-TRADED FUND V

     The following resolutions were adopted by the written consent of the sole initial trustee and remain in full force and effect:

                 WHEREAS, Section 12(d)(1)(A) of the Investment Company Act of 1940, as amended (the "1940 Act"), in general terms, prohibits a registered investment company from acquiring securities of any other investment company in excess of certain percentage limits; and

                 WHEREAS, Section 12(d)(1)(B) of the 1940 Act, in general terms, prohibits a registered open-end investment company, its principal underwriter, or any broker-dealer from selling shares of such investment company to any other investment company in excess of certain percentage limits; and

                 WHEREAS, Section 12(d)(1)(C) of the 1940 Act, in general terms, prohibits an investment company from acquiring securities of a registered closed-end investment company if, as a result, the acquiring company and other investment companies with the same investment adviser will own more than 10% of the total outstanding voting stock of the closed-end company (Sections 12(d)(1)(A), (B) and (C) are referred to collectively as the "Statutory Limitations"); and

                 WHEREAS, certain series of the First Trust Exchange-Traded Fund V (the "Fund," and such series, "acquiring funds") may seek to invest in other registered investment companies that are within or outside the same group of investment companies as the Fund (including open-end investment companies (including exchange-traded funds), closed-end investment companies and unit investment trusts; collectively, "acquired funds") in excess of the Statutory Limitations; and

                 WHEREAS, Section 17(a) of the 1940 Act generally prohibits certain transactions between registered investment companies and their "affiliated persons" (as defined in the 1940 Act), or "affiliated persons" of such persons; and

                 WHEREAS, certain of the acquired funds in which the acquiring funds may seek to invest may be affiliated persons, or affiliated persons of affiliated persons, of the acquired funds and, therefore,

           Section 17(a) may prohibit the purchases and redemptions by such acquiring funds of securities of the acquired funds and the sales and redemptions by the acquired funds of their securities in transactions with such acquiring funds ("affiliated transactions"); and

                 WHEREAS, the Fund wishes to seek an order of exemption (an "Order of Exemption") from the Securities and Exchange Commission (the "Commission") that contains relief that will permit, among other things, the acquiring funds to invest in acquired funds in excess of the Statutory Limitations.

                 NOW THEREFORE BE IT

                 RESOLVED, that Mark R. Bradley and any other appropriate officer of the Fund be, and each hereby is, authorized to prepare, execute and submit to the Commission, on behalf of the Fund and in its name, an Application or Applications in such form as such officer, or any one of them, deems necessary or appropriate seeking exemptions from various provisions of the 1940 Act to the extent necessary to permit, among other things (as described in such Application or Applications), (a) the acquiring funds to invest in acquired funds in excess of the Statutory Limitations, (b) the acquired funds, their principal underwriters, and any broker-dealer to sell shares or units, as applicable, of such acquired funds to the acquiring funds and (c) the acquiring funds and the acquired funds to engage in affiliated transactions in connection therewith; and

                 FURTHER   RESOLVED,   that   Mark  R.  Bradley  and  any  other
           appropriate officer of the Fund be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the Fund such other documents or instruments as he or she deems necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described Application or Applications, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and

                 FURTHER RESOLVED, that upon issuance of an Order of Exemption by the Commission in accordance with the terms and conditions of any Application described above, the Fund is authorized to act in accordance with the provisions of such Application and the related Order of Exemption.

                                  APPENDIX C

                           THE BOARDS OF TRUSTEES OF
                   FIRST TRUST VARIABLE INSURANCE TRUST AND
                      FIRST TRUST EXCHANGE-TRADED FUND VI
                          (COLLECTIVELY, THE "FUNDS")
                    EACH ADOPTED THE FOLLOWING RESOLUTIONS

                 WHEREAS, the Boards of Trustees of other open-end investment companies (or "funds") advised by First Trust Advisors L.P. have previously authorized the preparation, execution and submission to the Securities and Exchange Commission (the "Commission"), on behalf of such investment companies, of an application or applications seeking exemptions from various provisions of the Investment Company Act of 1940, as amended (the "1940 Act"), to the extent necessary to permit, among other things (as described in such application or applications), (a) the existing and future series of such funds ("acquiring funds") to invest in other registered investment companies that are within or outside the same group of investment companies as such funds (including open-end investment companies (including exchange-traded funds), closed-end investment companies and unit investment trusts; collectively "acquired funds") in excess of the statutory limitations of Sections 12(d)(1)(A), (B) and (C) of the 1940 Act (collectively, the "Statutory Limitations"), (b) the acquired funds, their principal underwriters, and any broker-dealer to sell shares or units, as applicable, of such acquired funds to the acquiring funds and (c) the acquiring funds and the acquired funds to engage in affiliated transactions in connection therewith (the "Exemptive Application"); and

                 WHEREAS, the Board of Trustees of each Fund has determined that it is beneficial for the respective Fund to seek exemptive relief similar to that sought in the Exemptive Application.

                 NOW THEREFORE BE IT RESOLVED, that Mark R. Bradley, President of each Fund, and any other appropriate officer of the respective Fund be, and each hereby is, authorized to take such action as is necessary to add the respective Fund as an applicant to the Exemptive Application; and

                 FURTHER RESOLVED, that Mark R. Bradley and any other appropriate officer of the respective Fund be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the respective Fund such other documents or instruments as he or she deems necessary or appropriate in furtherance of the above resolution and in furtherance of obtaining the exemptive relief requested in the Exemptive Application, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the Exemptive Application, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and

                 FURTHER RESOLVED, that upon issuance of an Order of Exemption by the Commission in accordance with the terms and conditions of the above-described Exemptive Application, the respective Fund is authorized to act in accordance with the provisions of such Exemptive Application and the related Order of Exemption.